Exhibit 99.1

For Immediate Release

Engine Media Announces Approval for Nasdaq Global Market Listing; Trading

Expected to Commence in the Coming Days

Under the Ticker Symbol “GAME”

TORONTO, ON, Canada (Monday, June 7, 2021) – Engine Media Holdings, Inc. (“Engine” or the “Company”; TSX-V: GAME; OTCQB: MLLLF), a company focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry, announced today that it has been approved to uplist to The Nasdaq Global Market (“Nasdaq”). Trading is expected to begin in the coming days under the ticker symbol “GAME”. The Company will update the market in the near future as to the date when trading on Nasdaq will begin. The Company’s common stock will continue to trade on the OTCQB® Venture Market operated by OTC Markets Group until trading commences on Nasdaq. The Company will also retain its listing on the TSX Venture exchange under the symbol “GAME.”

Engine Media CEO, Lou Schwartz said, “We have been working diligently over the past several months to position the company to uplist on Nasdaq. We are exceptionally pleased with this approval and believe this will enhance Engine Media’s profile within the US capital markets, attracting new investors and reinforcing the commitment of our existing investors. This is a great platform to continue our growth and solidify our position at the forefront of gaming technology, content and data solutions that are revolutionizing consumer entertainment.”

Tom Rogers, Executive Chairman, stated: “We are very excited to introduce NASDAQ investors to the Engine Media story and the various macro trends related to growth in esports, traditional sports gaming, data and analytics related to live streaming, game publishing, programmatic advertising, and influencer marketing.”

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (TSX-V: GAME) (OTCQB: MLLLF) and once uplisted on the Nasdaq under the ticker symbol “GAME”. The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esport community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, including assumptions as to the performance of Engine’s stock price and business operations and its ability to raise financing. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

John Wilk, jwilk@enginemediainc.com (212) 931-1248

###